April 13, 2006
VIA EDGAR AND FACSIMILE
Brian Cascio
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Argon ST, Inc.
Form 10-K for the fiscal year ended September 30, 2005
Filed December 14, 2005
Form 10-Q for the fiscal quarter ended January 1, 2006
Form 8-K dated February 9, 2006
File No. 000-08193
Dear Mr. Cascio:
     This letter constitutes the response of Argon ST, Inc. to your letter to dated March 23, 2006 which provided the staff’s comments on the subject filings. For your convenience, the comments are reproduced below followed by our responses.
Form 10-K for the fiscal year ended September 30, 2005
Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page 51
Revenue and Cost Recognition, page 5
1.	We see that you record contract revenues and costs of operations for interim reporting based on annual targeted indirect rates. You adjust revenue and costs at year-end for actual indirect rates. Please tell us the reason for the use of targeted indirect rates to record revenues and whether there have historically been material year-end adjustments as a result of the revised indirect rates. We also note that you believe that variances will be absorbed by management actions to control costs during the remainder of the year. Please clarify the basis for this belief and specifically how you can ensure that such alternatives will effectively absorb the rate variance. Additionally, please provide additional disclosure in Note 19 in future filings to quantify the effect of material indirect rate adjustments during interim periods.

April 13, 2006

     Response: Argon ST uses targeted (provisional) indirect rates for revenue recognition during interim reporting periods in order to provide consistency among interim periods during the fiscal year. Our indirect rates are heavily dependent upon our direct labor utilization rate, which fluctuates from one interim period to another. For example, during the first quarter of each year, we recognize eight of our eleven paid holidays, resulting in a decrease of direct labor utilization and an increase in indirect rates. This seasonal fluctuation is anticipated in our plan and is normalized by year-end. Our plan also contains discretionary accruals such as incentive compensation and profit sharing. These accruals are based on and recorded pursuant to annual expectations and could contribute to an out-of-balance position in relation to the targeted indirect rates during interim periods.
     When programs are initiated after contract award, a program baseline is established that projects monthly costs through completion of the program. This cost baseline is forecasted using the provisional indirect rates that have been agreed to with the U.S. Government’s Defense Contract Audit Agency (DCAA). At the end of each fiscal year, we calculate the actual indirect rates, and contract costs and revenue are adjusted to reflect the actual period cost for that year.
     In order to mitigate the risk of material differences developing between provisional and actual indirect rates on an annual basis, management employs an extensive system of controls which measure actual indirect cost performance at the company level against plans which are established before the commencement of the fiscal year. Because these plans are designed to forecast the indirect rates at the end of the year, there is an expected month to month variance which occurs as we move through our fiscal year. Management monitors these variances to determine whether they are within acceptable tolerance levels. Management’s system of controls includes a monthly reporting of planned versus actual costs with respect to a wide variety of cost components which contribute to the calculation of the indirect rates. As variances are identified, management has the ability to (1) reallocate employees to direct projects to improve labor utilization over the remaining periods; (2) reduce or eliminate certain discretionary expenses; or (3) adjust the target rates to actual rates or revised target rates.
     Historically, this system of reporting and controls has made material year end adjustments unnecessary. For our fiscal year ended September 30, 2005, the effect of the rate adjustment was a reduction to net income of $99,000, or $0.005 per diluted share. For the five (5) fiscal years prior to fiscal year 2005, Argon Engineering was not required to make any material year end adjustments to reconcile actual indirect rates with provisional rates. In future filings, we will provide additional disclosure within our note on “Quarterly Financial Information (Unaudited)” to quantify the effects of material variances during interim periods.
2.	As a related matter, we see that during fiscal year 2005, you had accumulated a $3 million unfavorable variance. Please tell us and revise future filings to disclose the circumstances that resulted in such a significant variance. Further, you disclose that you absorbed the unfavorable variance by increasing the indirect rates that are applied to contracts. Please tell us the basis for increasing the indirect rates and further clarify how this reduced the $3 million unfavorable variance.

April 13, 2006

     Response: The $3 million unfavorable rate variance through the first three quarters of fiscal year 2005 was the result of several factors. First, the company was combining two corporate operations resulting from the merger of Argon Engineering Associates, Inc. and Sensytech, Inc. which was effective as of September 30, 2004. In planning for this effort, management failed to accurately estimate the two key factors affecting labor utilization. First, management did not accurately estimate the length of time it would take to effectively utilize the combined resources of the formerly separate engineering staffs. Second, management did not properly estimate the number of new staff hires required to meet program demands while also merging operations. Both of these miscalculations contributed to an overestimate of the direct labor utilization we would be able to generate in the period immediately following the merger. Because direct labor is the primary basis on which we recover our indirect costs, a shortfall in direct labor creates upward pressure on indirect rates. In addition, we underestimated the costs associated with developing and implementing processes required to assure compliance with internal control procedures required by Sarbanes Oxley legislation. These increased indirect costs, in combination with a smaller direct labor base, resulted in additional upward pressure on our indirect rates.
     As disclosed in Note 1 (Summary of Significant Accounting Policies, Indirect Rate Variance) to our financial statements included in our Form 10-K for the fiscal year ended September 30, 2005, the unfavorable rate variance was reduced through a combination of cost reductions, an increase in direct labor utilization brought about by increased hiring and more efficient application of existing labor, and an increase in our indirect rates. The most significant of the cost reductions was the reversal of previously accrued discretionary incentive compensation and profit sharing costs. Management also initiated staff reductions that were effective in reducing indirect costs. As described in our response to comment 1 above, at the end of each fiscal year, the actual indirect rates are calculated and applied to contract costs for the year, and revenue is adjusted to reflect the change from using target rates to actual rates. The year-end rate adjustment for our 2005 fiscal year was found to be immaterial.
     Pursuant to the staff’s comment, in future filings we will provide disclosure of the circumstances that result in any material rate variances.
From 10-Q for the fiscal quarter ended January 1, 2006
Note 5. Merger, page 10
3.	We note that you were required to advance the purchase price for the Radix acquisition into an escrow and restricted cash account at September 30, 2005, which was recorded as an investing activity in your consolidated statement of cash flows. In your Form 10-Q, you disclose that you paid cash during the quarter for the merger, which was in escrow at September 30, 2005. However, the cash payment is not reflected in the statement of cash flows. In future filings please enhance your disclosure to explain how the acquisition is presented on your statement of cash flows.

April 13, 2006

     Response: We will revise our future filings to disclose both the cash used in the Radix acquisition and the reduction in the cash held in escrow within the investing activity section of the consolidated statement of cash flows.
Form 8-K dated February 9, 2006
4.	We note that you present your non-GAAP measures and reconciliation in the form of pro forma statements of income. That format may be confusing to investors as it reflects several non-GAAP measures, including pro forma cost of revenues, pro forma income from operations, pro forma income before taxes, pro forma provision for income taxes, pro forma net income and pro forma earnings per share. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and an explanation of why you believe the measures provide useful information to investors. We also refer you to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and SAB Topic 14-G.
•	To eliminate investor confusion, please remove the pro forma statements of income and pro forma balance sheets from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
     Response: We will remove pro forma statements of income1 from all future filings and will disclose only those non-GAAP financial measures used by management that we wish to highlight, with appropriate reconciliations.
5.	We note that throughout your press release, you have identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with

[1]	We note that no pro forma balance sheet was included in the subject 8-K filing.

April 13, 2006

Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.
     Response: We will revise our discussions in all future filings in compliance with the requirements of Item 10 of Regulation S-K.
6.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.
     Response: We will revise our presentation in future filings to omit “pro forma” terminology when referring to non-GAAP information.
     Argon ST, Inc. understands and acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the above responses, please call the undersigned at 703-995-4236, or our outside counsel, Jonathan F. Wolcott at Holland & Knight LLP, at 202-457-7168.
Sincerely,
Terry L. Collins
President and Chief Executive Officer

cc:	Victor F. Sellier
Joseph T. Houston
Jonathan F. Wolcott, Esq.
Michael M. Mannix, Esq.
Kerry B. Hall